
05002998

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, January 25, 2005, Series 2005-HE1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-119047
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)


PROCESSED
FEB 01 2005
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: Evelyn Echevarria
Name: Evelyn Echevarria
Title: Vice President

Dated: January 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Structural Term Sheets	P*

---

* The Structural Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$1,507,437,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-HE1

Ace Securities Corp
(Depositor)

Deutsche Bank 

January 25, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED January 25 , 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-HE1
$1,507,437,000 *(Approximate)*

Subject to 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / D
Offered Certificates:								
A-1A	740,512,000	Float	2.28	1-86	0	ACT/360	March 2035	AAA / Aaa / AAA
A-1B	185,128,000	Float	2.28	1-86	0	ACT/360	March 2035	AAA / Aaa / AAA
A-2A	189,997,000	Float	1.00	1 - 26	0	ACT/360	March 2035	AAA / Aaa / AAA
A-2B	61,382,000	Float	3.00	26 - 56	0	ACT/360	March 2035	AAA / Aaa / AAA
A-2C	48,509,000	Float	6.39	56 - 86	0	ACT/360	March 2035	AAA / Aaa / AAA
M-1	59,514,000	Float	4.99	43 - 86	0	ACT/360	March 2035	AA+ / Aa1 / AA (high)
M-2	50,117,000	Float	4.92	42 - 86	0	ACT/360	March 2035	AA / Aa2 / AA
M-3	30,540,000	Float	4.88	41 - 86	0	ACT/360	March 2035	AA- / Aa3 / A (low)
M-4	29,757,000	Float	4.85	40 - 86	0	ACT/360	March 2035	A+ / A1 / A (high)
M-5	37,588,000	Float	4.83	39 - 86	0	ACT/360	March 2035	A / A2 / A
M-6	20,360,000	Float	4.82	38 - 86	0	ACT/360	March 2035	A- / A3 / A (low)
M-7	15,662,000	Float	4.80	38 - 86	0	ACT/360	March 2035	BBB+ / Baa1 / BBB (high)
M-8	19,577,000	Float	4.80	38 - 86	0	ACT/360	March 2035	BBB / Baa2 / BBB
M-9	18,794,000	Float	4.80	37 - 86	0	ACT/360	March 2035	BBB- / Baa3 / BBB (low)
Total	$1,507,437,000							
Non-Offered Certificates:								
B-1	25,842,000	Float				* Not Offered *		
B-2	21,926,000	Float				* Not Offered *		
Total Certificates	**$1,555,205,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1A and Class A-1B Certificates (collectively, the "Class A-1 Certificates") and the Class A-2A, Class A-2B and Class A-2C Certificates (collectively, the "Class A-2 Certificates"; and together with the Class A-1 Certificates, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (collectively, the "Mezzanine Certificates"); and the Class B-1 and Class B-2 Certificates (the "Subordinate Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with conforming and non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by the Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Subordinate Certificates are backed by the Mortgage Loans.

Transaction Overview

Certificates (Continued): The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rates on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Subordinate Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.

Collateral: As of the Cut-off Date, the Mortgage Loans will consist of approximately 9,180 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $1,566,170,950 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 8,056 conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $1,182,926,936 and the Group II Mortgage Loans will represent approximately 1,124 non-conforming principal balance fixed and adjustable-rate Mortgage Loans totaling approximately $383,244,013.

Class A Certificates: Class A-1A, Class A-1B, Class A-2A, Class A-2B and Class A-2C Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates

Subordinate Certificates: Class B-1 and Class B-2 Certificates

Depositor: Ace Securities Corp. ("Ace")

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fremont	1,254,681,026.00	80.11
OwnIt Mortgage	97,394,131.00	6.22
Other	214,095,793.00	13.67
Total	**1,566,170,950.00**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicers: Saxon Mortgage Services, Inc. will act as the servicer for approximately 94.57% of the mortgage loans, Ocwen Federal Bank FSB will act as the servicer for approximately 5.43% of the mortgage loans.

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: The Murrayhill Company

Underwriter: Deutsche Bank Securities Inc.

Cut-off Date: January 1, 2005

Expected Pricing: Week of January 24, 2005

Expected Closing Date: On or about January 31, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in February 2005.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be (i) with respect to principal prepayments in full, the period from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date and (ii) with respect to principal prepayments in part, the calendar month immediately preceding the month in which the Distribution Date occurs.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the related Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.515% for the Mortgage Loans.
Compensating Interest:	Each Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to such Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than or equal to 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.

Transaction Overview (Cont.)

Monthly Servicer Advances: Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
1) Excess Interest;
2) Overcollateralization ("OC"); and
3) Subordination; and

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-2 Certificates, fourth, to the Class B-1 Certificates, fifth, to the Class M-9 Certificates, sixth, to the Class M-8 Certificates, seventh, to the Class M-7 Certificates, eighth, to the Class M-6 Certificates, ninth, to the Class M-5 Certificates, tenth, to the Class M-4 Certificates, eleventh, to the Class M-3 Certificates, twelfth, to the Class M-2 Certificates and thirteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Subordinate Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest and such amounts will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Subordinate Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any distribution date from Net Monthly Excess Cashflow, if any is available for such distribution.

Required Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be approximately 0.70% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 1.40% of the aggregate principal balance of the Mortgage Loans as of the end of such Due Period, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Transaction Overview (Cont.)

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in February 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 43.50%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M / D)	Initial CE %	CE % On/After Step Down Date
A	AAA / Aaa / AAA	21.75%	43.50%
M-1	AA+ / Aa1 / AA (high)	17.95%	35.90%
M-2	AA / Aa2 / AA	14.75%	29.50%
M-3	AA- / Aa3 / A (low)	12.80%	25.60%
M-4	A+ / A1 / A (high)	10.90%	21.80%
M-5	A / A2 / A	8.50%	17.00%
M-6	A- / A3 / A (low)	7.20%	14.40%
M-7	BBB+ / Baa1 / BBB (high)	6.20%	12.40%
M-8	BBB / Baa2 / BBB	4.95%	9.90%
M-9	BBB- / Baa3 / BBB (low)	3.75%	7.50%
B-1	Not Offered	2.10%	4.20%
B-2	Not Offered	0.70%	1.40%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (w) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (x) with respect to the Mezzanine Certificates and the Subordinate Certificates, the Interest Distribution Amount for such Distribution Date and (y) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results

Transaction Overview (Cont.)

Net WAC Pass-Through Rate (Continued):	of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates. Subordinate Certificates: The per annum rate (adjusted for the actual number of days elapsed in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.
Net WAC Rate Carryover Amount:	If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-HE1 Certificates is limited by the related Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.
Group I Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-1, Mezzanine and Subordinate Certificates as described herein. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%) and (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group I Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-1, Mezzanine and Subordinate Certificates.
Group II Cap Agreement:	On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts in respect of the Class A-2, Mezzanine and Subordinate Certificates as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%) and (2) the related scheduled notional amount, which is based on the lesser of (i) the expected amortization of the Group II Mortgage Loans and (ii) the aggregate Certificate Principal Balance of the Class A-2, Mezzanine and Subordinate Certificates.
Available Distribution Amount:	For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amounts on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 43.50% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Principal distributions to the Class A-1 Certificates will be allocated pro rata, with the exception that if a Sequential Trigger Event is in effect, principal distributions will be allocated sequentially, to the Class A-1A and Class A-1B Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Principal distributions to the Class A-2 Certificates will be allocated sequentially to the Class A-2A, Class A-2B, and Class A-2C, in that order, until the Certificate Principal Balance of each such class has been reduced to zero.

Class M Principal Distribution Amount:

The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 35.90% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 29.50% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 25.60% Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately a 21.80% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches approximately a 17.00% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage), sixth to the Class M-6 Certificates until it reaches approximately a 14.40% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage), seventh to the Class M-7 Certificates until it reaches approximately a 12.40% Credit Enhancement Percentage (2x the Class M-7 Initial Credit Enhancement Percentage), eighth to the Class M-8 Certificates until it reaches approximately a 9.90% Credit Enhancement Percentage (2x the Class M-8 Initial Credit Enhancement Percentage) and ninth to the Class M-9 Certificates until it reaches approximately a 7.50% Credit Enhancement Percentage (2x the Class M-9 Initial Credit Enhancement Percentage).

Transaction Overview (Cont.)

Class B Principal Distribution Amount: The Subordinate Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Subordinate Certificates, first to the Class B-1 Certificates until it reaches approximately a 4.20% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage) and second to the Class B-2 Certificates until it reaches approximately a 1.40% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Subordinate Certificates until the Certificate Principal Balance thereof has been reduced to zero.

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M & B	1.5 x Margin

Sequential Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date if, before the 37th Distribution Date, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period (after giving effect to scheduled payments received or advanced on or before the related Determination Date and principal prepayments received during the related Prepayment Period) divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds [3.50]%, or if, on or after the 37th Distribution Date, a Trigger Event is in effect.

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds 37% of the Credit Enhancement Percentage.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
February 2008 to January 2009	3.50%, plus 1/12th of 1.75% for each month thereafter
February 2009 to January 2010	5.25%, plus 1/12th of 1.50% for each month thereafter
February 2010 to January 2011	6.75%, plus 1/12th of 0.75% for each month thereafter
February 2011 and thereafter	7.50%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest to the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B Certificates.
2. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Subordinate Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amount on the Subordinate Certificates, on a sequential basis.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a sequential basis.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Subordinate Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Group I Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
2/25/2005	NA	NA	NA
3/25/2005	1,154,118,000	7.316	10.000
4/25/2005	1,125,767,000	6.611	10.000
5/25/2005	1,097,858,000	6.834	10.000
6/25/2005	1,070,383,000	6.616	10.000
7/25/2005	1,043,329,000	6.839	10.000
8/25/2005	1,016,682,000	6.621	10.000
9/25/2005	990,431,000	6.622	10.000
10/25/2005	964,594,000	6.845	10.000
11/25/2005	939,162,000	6.625	10.000
12/25/2005	914,130,000	6.847	10.000
1/25/2006	889,756,000	6.627	10.000
2/25/2006	866,031,000	6.628	10.000
3/25/2006	842,939,000	7.339	10.000
4/25/2006	820,462,000	6.630	10.000
5/25/2006	798,584,000	6.852	10.000
6/25/2006	777,289,000	6.632	10.000
7/25/2006	756,562,000	6.854	10.000
8/25/2006	736,387,000	6.634	10.000
9/25/2006	716,749,000	6.635	10.000
10/25/2006	697,635,000	6.858	10.000
11/25/2006	679,029,000	6.645	10.000
12/25/2006	660,920,000	9.077	10.000
1/25/2007	643,395,000	8.804	10.000
2/25/2007	626,333,000	8.804	10.000
3/25/2007	609,724,000	9.746	10.000
4/25/2007	593,554,000	8.802	10.000
5/25/2007	577,813,000	9.097	10.000
6/25/2007	562,488,000	9.813	10.000
7/25/2007	547,621,000	10.000	10.000
8/25/2007	533,146,000	9.816	10.000
9/25/2007	519,053,000	9.814	10.000
10/25/2007	505,333,000	10.000	10.000
11/25/2007	491,975,000	9.813	10.000

Group II Cap Schedule

Payment Date	Notional Amount ($)	Strike Rate (%)	Ceiling (%)
2/25/2005	NA	NA	NA
3/25/2005	373,918,000	6.7760	10.000
4/25/2005	364,749,000	6.1250	10.000
5/25/2005	355,731,000	6.3330	10.000
6/25/2005	346,859,000	6.1330	10.000
7/25/2005	338,128,000	6.3410	10.000
8/25/2005	329,535,000	6.1400	10.000
9/25/2005	321,076,000	6.1430	10.000
10/25/2005	312,748,000	6.3500	10.000
11/25/2005	304,553,000	6.1470	10.000
12/25/2005	296,489,000	6.3530	10.000
1/25/2006	288,603,000	6.1500	10.000
2/25/2006	280,928,000	6.1510	10.000
3/25/2006	273,456,000	6.8120	10.000
4/25/2006	266,184,000	6.1540	10.000
5/25/2006	259,105,000	6.3600	10.000
6/25/2006	252,214,000	6.1570	10.000
7/25/2006	245,506,000	6.3630	10.000
8/25/2006	238,978,000	6.1600	10.000
9/25/2006	232,622,000	6.1610	10.000
10/25/2006	226,436,000	6.3680	10.000
11/25/2006	220,415,000	6.1640	10.000
12/25/2006	214,553,000	8.3630	10.000
1/25/2007	208,848,000	8.3580	10.000
2/25/2007	203,295,000	8.3570	10.000
3/25/2007	197,889,000	9.2520	10.000
4/25/2007	192,627,000	8.3560	10.000
5/25/2007	187,504,000	8.6340	10.000
6/25/2007	182,518,000	9.2960	10.000
7/25/2007	177,682,000	9.6980	10.000
8/25/2007	172,974,000	9.3840	10.000
9/25/2007	168,391,000	9.3830	10.000
10/25/2007	163,929,000	9.6940	10.000
11/25/2007	159,585,000	9.3800	10.000

Sensitivity Table
To 10% Call

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	19.15	4.43	2.28	1.63	1.06
	First Payment Date	Feb-05	Feb-05	Feb-05	Feb-05	Feb-05
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Oct-07
A-1B	Avg Life	19.15	4.43	2.28	1.63	1.06
	First Payment Date	Feb-05	Feb-05	Feb-05	Feb-05	Feb-05
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Oct-07
A-2A	Avg Life	15.06	1.91	1.00	0.78	0.58
	First Payment Date	Feb-05	Feb-05	Feb-05	Feb-05	Feb-05
	Last Payment Date	Oct-27	Apr-09	Mar-07	Oct-06	Apr-06
A-2B	Avg Life	25.12	6.27	3.00	2.12	1.56
	First Payment Date	Oct-27	Apr-09	Mar-07	Oct-06	Apr-06
	Last Payment Date	Apr-32	Jan-14	Sep-09	Aug-07	Dec-06
A-2C	Avg Life	28.39	12.09	6.39	4.32	2.28
	First Payment Date	Apr-32	Jan-14	Sep-09	Aug-07	Dec-06
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Oct-07
M-1	Avg Life	26.61	8.90	4.99	4.86	3.80
	First Payment Date	Oct-27	Apr-09	Aug-08	May-09	Oct-07
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
M-2	Avg Life	26.61	8.90	4.92	4.50	4.07
	First Payment Date	Oct-27	Apr-09	Jul-08	Dec-08	Feb-09
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
M-3	Avg Life	26.61	8.90	4.88	4.33	4.04
	First Payment Date	Oct-27	Apr-09	Jun-08	Oct-08	Dec-08
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
M-4	Avg Life	26.61	8.90	4.85	4.23	3.83
	First Payment Date	Oct-27	Apr-09	May-08	Aug-08	Sep-08
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
M-5	Avg Life	26.61	8.90	4.83	4.15	3.63
	First Payment Date	Oct-27	Apr-09	Apr-08	Jun-08	May-08
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09

Sensitivity Table
To 10% Call (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.61	8.90	4.82	4.09	3.49
	First Payment Date	Oct-27	Apr-09	Mar-08	May-08	Apr-08
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
M-7	Avg Life	26.61	8.90	4.80	4.06	3.43
	First Payment Date	Oct-27	Apr-09	Mar-08	May-08	Mar-08
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
M-8	Avg Life	26.61	8.90	4.80	4.03	3.37
	First Payment Date	Oct-27	Apr-09	Mar-08	Apr-08	Feb-08
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
M-9	Avg Life	26.61	8.90	4.80	4.01	3.31
	First Payment Date	Oct-27	Apr-09	Feb-08	Mar-08	Jan-08
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
B-1	Avg Life	26.60	8.87	4.77	3.97	3.25
	First Payment Date	Oct-27	Apr-09	Feb-08	Feb-08	Dec-07
	Last Payment Date	Nov-33	Jul-18	Mar-12	Aug-10	Feb-09
B-2	Avg Life	26.19	7.81	4.20	3.51	2.95
	First Payment Date	Oct-27	Apr-09	Feb-08	Feb-08	Nov-07
	Last Payment Date	Aug-33	Aug-17	Sep-11	Mar-10	Oct-08

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	19.19	4.75	2.48	1.78	1.06
	First Payment Date	Feb-05	Feb-05	Feb-05	Feb-05	Feb-05
	Last Payment Date	Nov-34	Feb-31	Jan-21	Sep-17	Oct-07
A-1B	Avg Life	19.19	4.75	2.48	1.78	1.06
	First Payment Date	Feb-05	Feb-05	Feb-05	Feb-05	Feb-05
	Last Payment Date	Nov-34	Feb-31	Jan-21	Sep-17	Oct-07
A-2A	Avg Life	15.06	1.91	1.00	0.78	0.58
	First Payment Date	Feb-05	Feb-05	Feb-05	Feb-05	Feb-05
	Last Payment Date	Oct-27	Apr-09	Mar-07	Oct-06	Apr-06
A-2B	Avg Life	25.12	6.27	3.00	2.12	1.56
	First Payment Date	Oct-27	Apr-09	Mar-07	Oct-06	Apr-06
	Last Payment Date	Apr-32	Jan-14	Sep-09	Aug-07	Dec-06
A-2C	Avg Life	28.62	14.05	7.64	5.29	2.28
	First Payment Date	Apr-32	Jan-14	Sep-09	Aug-07	Dec-06
	Last Payment Date	Nov-34	Feb-31	Jan-21	Sep-17	Oct-07
M-1	Avg Life	26.71	9.74	5.53	5.27	6.04
	First Payment Date	Oct-27	Apr-09	Aug-08	May-09	Oct-07
	Last Payment Date	Oct-34	Jul-28	Oct-18	Oct-15	Jun-14
M-2	Avg Life	26.71	9.72	5.44	4.90	4.96
	First Payment Date	Oct-27	Apr-09	Jul-08	Dec-08	May-09
	Last Payment Date	Oct-34	Oct-27	Mar-18	Apr-15	Aug-12
M-3	Avg Life	26.71	9.70	5.38	4.72	4.38
	First Payment Date	Oct-27	Apr-09	Jun-08	Oct-08	Dec-08
	Last Payment Date	Sep-34	Jan-27	Aug-17	Nov-14	Apr-12
M-4	Avg Life	26.71	9.67	5.34	4.61	4.11
	First Payment Date	Oct-27	Apr-09	May-08	Aug-08	Sep-08
	Last Payment Date	Sep-34	May-26	Mar-17	Jul-14	Jan-12
M-5	Avg Life	26.71	9.63	5.29	4.50	3.89
	First Payment Date	Oct-27	Apr-09	Apr-08	Jun-08	May-08
	Last Payment Date	Sep-34	Sep-25	Sep-16	Feb-14	Sep-11

Sensitivity Table
To Maturity (Continued)

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
M-6	Avg Life	26.70	9.57	5.24	4.42	3.73
	First Payment Date	Oct-27	Apr-09	Mar-08	May-08	Apr-08
	Last Payment Date	Aug-34	Jul-24	Dec-15	Jul-13	Apr-11
M-7	Avg Life	26.70	9.52	5.19	4.36	3.65
	First Payment Date	Oct-27	Apr-09	Mar-08	May-08	Mar-08
	Last Payment Date	Jul-34	Oct-23	Jun-15	Feb-13	Dec-10
M-8	Avg Life	26.69	9.45	5.14	4.29	3.56
	First Payment Date	Oct-27	Apr-09	Mar-08	Apr-08	Feb-08
	Last Payment Date	Jul-34	Jan-23	Jan-15	Oct-12	Sep-10
M-9	Avg Life	26.68	9.32	5.06	4.21	3.46
	First Payment Date	Oct-27	Apr-09	Feb-08	Mar-08	Jan-08
	Last Payment Date	May-34	Dec-21	Apr-14	Mar-12	May-10
B-1	Avg Life	26.63	9.02	4.86	4.04	3.30
	First Payment Date	Oct-27	Apr-09	Feb-08	Feb-08	Dec-07
	Last Payment Date	Mar-34	Jul-20	Jun-13	Jul-11	Nov-09
B-2	Avg Life	26.19	7.81	4.20	3.51	2.95
	First Payment Date	Oct-27	Apr-09	Feb-08	Feb-08	Nov-07
	Last Payment Date	Aug-33	Aug-17	Sep-11	Mar-10	Oct-08

Class A-1A and A1B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	2/25/2005	NA
2	3/25/2005	10.00
3	4/25/2005	10.00
4	5/25/2005	10.00
5	6/25/2005	10.00
6	7/25/2005	10.00
7	8/25/2005	10.00
8	9/25/2005	10.00
9	10/25/2005	10.00
10	11/25/2005	10.00
11	12/25/2005	10.00
12	1/25/2006	10.00
13	2/25/2006	10.00
14	3/25/2006	10.00
15	4/25/2006	10.00
16	5/25/2006	10.00
17	6/25/2006	10.00
18	7/25/2006	10.00
19	8/25/2006	10.00
20	9/25/2006	10.00
21	10/25/2006	10.00
22	11/25/2006	10.00
23	12/25/2006	10.00
24	1/25/2007	10.00
25	2/25/2007	10.00
26	3/25/2007	10.00
27	4/25/2007	10.00
28	5/25/2007	10.00
29	6/25/2007	10.00
30	7/25/2007	10.15
31	8/25/2007	10.00
32	9/25/2007	10.00
33	10/25/2007	10.14
34	11/25/2007	10.00
35	12/25/2007	11.25
36	1/25/2008	10.94
37	2/25/2008	10.93
38	3/25/2008	11.68
39	4/25/2008	10.93
40	5/25/2008	11.29
41	6/25/2008	11.67
42	7/25/2008	12.08
43	8/25/2008	11.69
44	9/25/2008	11.69
45	10/25/2008	12.07

Class A-1A and A1B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	11/25/2008	11.68
47	12/25/2008	12.10
48	1/25/2009	11.73
49	2/25/2009	11.72
50	3/25/2009	12.97
51	4/25/2009	11.71
52	5/25/2009	12.10
53	6/25/2009	11.73
54	7/25/2009	12.13
55	8/25/2009	11.74
56	9/25/2009	11.73
57	10/25/2009	12.12
58	11/25/2009	11.73
59	12/25/2009	12.13
60	1/25/2010	11.77
61	2/25/2010	11.76
62	3/25/2010	13.02
63	4/25/2010	11.75
64	5/25/2010	12.14
65	6/25/2010	11.76
66	7/25/2010	12.16
67	8/25/2010	11.76
68	9/25/2010	11.76
69	10/25/2010	12.14
70	11/25/2010	11.75
71	12/25/2010	12.15
72	1/25/2011	11.76
73	2/25/2011	11.76
74	3/25/2011	13.01
75	4/25/2011	11.75
76	5/25/2011	12.14
77	6/25/2011	11.75
78	7/25/2011	12.15
79	8/25/2011	11.75
80	9/25/2011	11.74
81	10/25/2011	12.13
82	11/25/2011	11.74
83	12/25/2011	12.12
84	1/25/2012	11.73
85	2/25/2012	11.72
86	3/25/2012	12.53
87	4/25/2012	11.71

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class A-2A, A-2B, and A-2C Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
1	2/25/2005	NA
2	3/25/2005	10.00
3	4/25/2005	10.00
4	5/25/2005	10.00
5	6/25/2005	10.00
6	7/25/2005	10.00
7	8/25/2005	10.00
8	9/25/2005	10.00
9	10/25/2005	10.00
10	11/25/2005	10.00
11	12/25/2005	10.00
12	1/25/2006	10.00
13	2/25/2006	10.00
14	3/25/2006	10.00
15	4/25/2006	10.00
16	5/25/2006	10.00
17	6/25/2006	10.00
18	7/25/2006	10.00
19	8/25/2006	10.00
20	9/25/2006	10.00
21	10/25/2006	10.00
22	11/25/2006	10.00
23	12/25/2006	10.00
24	1/25/2007	10.00
25	2/25/2007	10.00
26	3/25/2007	10.00
27	4/25/2007	10.00
28	5/25/2007	10.00
29	6/25/2007	10.00
30	7/25/2007	10.00
31	8/25/2007	10.00
32	9/25/2007	10.00
33	10/25/2007	10.00
34	11/25/2007	10.00
35	12/25/2007	10.70
36	1/25/2008	10.53
37	2/25/2008	10.53
38	3/25/2008	11.26
39	4/25/2008	10.53
40	5/25/2008	10.87
41	6/25/2008	11.18
42	7/25/2008	11.68
43	8/25/2008	11.30
44	9/25/2008	11.29
45	10/25/2008	11.67

Class A-2A, A-2B, and A-2C Net WAC Schedule*		
Period	Date	Net WAC Pass-Through Rate (%)
46	11/25/2008	11.29
47	12/25/2008	11.68
48	1/25/2009	11.34
49	2/25/2009	11.34
50	3/25/2009	12.55
51	4/25/2009	11.33
52	5/25/2009	11.71
53	6/25/2009	11.34
54	7/25/2009	11.74
55	8/25/2009	11.36
56	9/25/2009	11.36
57	10/25/2009	11.73
58	11/25/2009	11.35
59	12/25/2009	11.76
60	1/25/2010	11.40
61	2/25/2010	11.40
62	3/25/2010	12.61
63	4/25/2010	11.39
64	5/25/2010	11.76
65	6/25/2010	11.40
66	7/25/2010	11.78
67	8/25/2010	11.40
68	9/25/2010	11.39
69	10/25/2010	11.77
70	11/25/2010	11.39
71	12/25/2010	11.78
72	1/25/2011	11.40
73	2/25/2011	11.40
74	3/25/2011	12.62
75	4/25/2011	11.39
76	5/25/2011	11.77
77	6/25/2011	11.40
78	7/25/2011	11.78
79	8/25/2011	11.40
80	9/25/2011	11.39
81	10/25/2011	11.77
82	11/25/2011	11.39
83	12/25/2011	11.76
84	1/25/2012	11.38
85	2/25/2012	11.37
86	3/25/2012	12.15
87	4/25/2012	11.37

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	2/25/2005	NA
2	3/25/2005	10.00
3	4/25/2005	10.00
4	5/25/2005	10.00
5	6/25/2005	10.00
6	7/25/2005	10.00
7	8/25/2005	10.00
8	9/25/2005	10.00
9	10/25/2005	10.00
10	11/25/2005	10.00
11	12/25/2005	10.00
12	1/25/2006	10.00
13	2/25/2006	10.00
14	3/25/2006	10.00
15	4/25/2006	10.00
16	5/25/2006	10.00
17	6/25/2006	10.00
18	7/25/2006	10.00
19	8/25/2006	10.00
20	9/25/2006	10.00
21	10/25/2006	10.00
22	11/25/2006	10.00
23	12/25/2006	10.00
24	1/25/2007	10.00
25	2/25/2007	10.00
26	3/25/2007	10.00
27	4/25/2007	10.00
28	5/25/2007	10.00
29	6/25/2007	10.00
30	7/25/2007	10.11
31	8/25/2007	10.00
32	9/25/2007	10.00
33	10/25/2007	10.11
34	11/25/2007	10.00
35	12/25/2007	11.11
36	1/25/2008	10.84
37	2/25/2008	10.83
38	3/25/2008	11.58
39	4/25/2008	10.83
40	5/25/2008	11.19
41	6/25/2008	11.55
42	7/25/2008	11.98
43	8/25/2008	11.59
44	9/25/2008	11.59
45	10/25/2008	11.97

Class M & Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
46	11/25/2008	11.58
47	12/25/2008	12.00
48	1/25/2009	11.63
49	2/25/2009	11.63
50	3/25/2009	12.87
51	4/25/2009	11.62
52	5/25/2009	12.00
53	6/25/2009	11.63
54	7/25/2009	12.04
55	8/25/2009	11.64
56	9/25/2009	11.64
57	10/25/2009	12.02
58	11/25/2009	11.63
59	12/25/2009	12.04
60	1/25/2010	11.68
61	2/25/2010	11.67
62	3/25/2010	12.92
63	4/25/2010	11.66
64	5/25/2010	12.05
65	6/25/2010	11.67
66	7/25/2010	12.07
67	8/25/2010	11.67
68	9/25/2010	11.67
69	10/25/2010	12.05
70	11/25/2010	11.66
71	12/25/2010	12.06
72	1/25/2011	11.67
73	2/25/2011	11.67
74	3/25/2011	12.92
75	4/25/2011	11.66
76	5/25/2011	12.05
77	6/25/2011	11.66
78	7/25/2011	12.06
79	8/25/2011	11.66
80	9/25/2011	11.66
81	10/25/2011	12.04
82	11/25/2011	11.65
83	12/25/2011	12.03
84	1/25/2012	11.64
85	2/25/2012	11.64
86	3/25/2012	12.44
87	4/25/2012	11.63

*CPR: 28% (ARM); PPC: 100% (Fixed)
*1 Month LIBOR: 20%
*6 Month Libor: 20%
*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR (%)	6 Month Forward LIBOR (%)	Excess Spread in bp (Forward LIBOR)
1	428	2.5000	2.9025	428	45	573	4.4563	4.5438	501
2	399	2.6537	3.0443	385	46	564	4.4785	4.5588	483
3	370	2.8583	3.1666	333	47	574	4.5026	4.5743	506
4	380	2.9354	3.2710	336	48	564	4.5236	4.5909	488
5	370	3.1086	3.3720	307	49	564	4.5102	4.6043	489
6	379	3.2665	3.4603	303	50	595	4.5297	4.6252	538
7	369	3.2682	3.5353	290	51	565	4.5505	4.6464	486
8	369	3.4262	3.5909	274	52	575	4.5706	4.6654	501
9	378	3.4969	3.6222	279	53	565	4.5921	4.6854	490
10	368	3.5291	3.6530	263	54	575	4.6116	4.7058	506
11	377	3.6439	3.6895	264	55	565	4.6301	4.7239	487
12	367	3.7099	3.7127	245	56	565	4.6502	4.7235	485
13	366	3.5729	3.7338	258	57	576	4.6687	4.7217	500
14	395	3.6262	3.7909	291	58	566	4.6870	4.7196	482
15	365	3.6775	3.8419	246	59	579	4.7055	4.7162	502
16	374	3.7334	3.8950	253	60	571	4.7202	4.7127	487
17	364	3.7882	3.9515	234	61	572	4.6283	4.7078	496
18	373	3.8374	4.0001	242	62	602	4.6414	4.7237	546
19	362	3.8909	4.0542	223	63	572	4.6561	4.7376	494
20	361	3.9440	4.0539	217	64	583	4.6690	4.7502	510
21	371	3.9933	4.0489	226	65	573	4.6837	4.7651	497
22	360	4.0441	4.0382	207	66	583	4.6969	4.7775	514
23	556	4.0938	4.0230	428	67	574	4.7102	4.7904	496
24	551	4.1456	4.0040	415	68	574	4.7235	4.8228	495
25	550	3.8834	3.9783	440	69	585	4.7362	4.8494	511
26	580	3.9057	4.0016	482	70	575	4.7502	4.8791	493
27	548	3.9308	4.0263	434	71	585	4.7621	4.9119	521
28	557	3.9561	4.0520	445	72	576	4.7739	4.9398	504
29	551	3.9811	4.0760	486	73	576	4.8877	4.9702	493
30	560	4.0044	4.0990	499	74	606	4.8998	4.9847	545
31	549	4.0287	4.1242	480	75	577	4.9133	4.9979	492
32	548	4.0529	4.1609	476	76	588	4.9258	5.0100	509
33	557	4.0773	4.1983	488	77	578	4.9391	5.0236	498
34	545	4.1016	4.2404	469	78	589	4.9515	5.0350	516
35	560	4.1222	4.2771	503	79	579	4.9654	5.0475	497
36	553	4.1462	4.3173	490	80	580	4.9776	5.0628	497
37	552	4.2573	4.3602	478	81	590	4.9884	5.0749	514
38	577	4.2808	4.3847	511	82	581	5.0011	5.0890	496
39	559	4.3074	4.4116	478	83	591	5.0121	5.1027	519
40	570	4.3328	4.4359	493	84	582	5.0233	5.1160	501
41	561	4.3573	4.4601	490	85	583	5.0485	5.1288	499
42	572	4.3825	4.4856	507	86	603	5.0585	5.1400	535
43	562	4.4074	4.5093	489					
44	563	4.4325	4.5265	486					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	9,180	Index Type:	
Aggregate Principal Balance:	$1,566,170,950	6 Month LIBOR:	83.91%
Conforming Principal Balance Loans:	$1,182,926,936	Fixed Rate:	16.09%
Average Principal Balance:	$170,607	W.A. Initial Periodic Cap:	2.995%
Range:	$4,192 - $997,904	W.A. Subsequent Periodic Cap:	1.412%
W.A. Coupon:	7.216%	W.A. Lifetime Rate Cap:	6.841%
Range:	3.000% - 13.500%	Property Type:	
W.A. Gross Margin:	6.721%	Single Family:	78.93%
Range:	1.940% - 9.260%	PUD:	4.16%
W.A. Remaining Term:	352 months	2-4 Family:	11.15%
Range:	57 months - 360 months	Condo:	5.76%
W.A. Seasoning:	2 months		
Latest Maturity Date:	February 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	92.22%
California:	36.38%	Investment:	6.68%
New York:	9.87%	Second Home:	1.10%
Florida:	6.55%	Documentation Status:	
New Jersey:	5.57%	Full / Alt:	64.31%
Illinois:	4.57%	Stated:	33.92%
W.A. Original Combined LTV:	82.47%	Limited:	1.48%
Range:	12.26% - 100.00%	None:	0.29%
First Liens:	92.81%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	7.19%	Loans with Prepay Penalties:	84.12%
Non-Balloon Loans:	97.86%	Interest Only Loans	25.58%
Non-Zero W.A. FICO Score:	624	Loans with PMI	0.00%

DESCRIPTION OF THE TOTAL COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	6,927	1,254,681,026	80.11	7.173	621	82.32
OwnIt Mortgage	648	97,394,131	6.22	7.083	658	83.19
Other	1,605	214,095,793	13.67	7.530	627	83.06
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	26	236,475	0.02	11.662	624	94.06
Fixed - 10 Year	250	3,180,438	0.20	11.426	620	95.12
Fixed - 15 Year	205	7,821,418	0.50	8.922	635	84.45
Fixed - 20 Year	273	10,053,584	0.64	9.837	619	91.69
Fixed - 25 Year	3	521,948	0.03	7.390	604	67.55
Fixed - 30 Year	1,784	196,510,601	12.55	8.068	638	85.24
Fixed - 30 Year IO	1	228,000	0.01	7.250	542	80.00
Balloon - 15/30	583	32,894,603	2.10	10.119	668	95.60
Balloon - 20/30	9	590,840	0.04	9.031	673	99.81
ARM - 6 Month IO	2	620,200	0.04	6.625	582	72.69
ARM - 1 Year/6 Month	1	179,170	0.01	6.125	619	80.00
ARM - 2 Year/6 Month	4,257	860,168,306	54.92	7.250	610	81.36
ARM - 2 Year/6 Month IO	1,354	354,479,652	22.63	6.413	644	82.56
ARM - 3 Year/6 Month	156	31,489,293	2.01	7.103	607	80.80
ARM - 3 Year/6 Month IO	142	36,256,747	2.31	6.193	657	80.82
ARM - 5 Year/6 Month	93	21,831,255	1.39	6.644	640	80.25
ARM - 5 Year/6 Month IO	41	9,108,421	0.58	6.310	663	79.59
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,685	47,409,011	3.03	10.592	635	97.96
50,000.01 - 100,000.00	1,535	115,416,795	7.37	8.872	624	88.08
100,000.01 - 150,000.00	1,673	206,989,619	13.22	7.557	614	82.93
150,000.01 - 200,000.00	1,289	224,128,929	14.31	7.258	613	80.78
200,000.01 - 250,000.00	863	193,728,849	12.37	7.070	615	79.91
250,000.01 - 300,000.00	635	173,744,341	11.09	7.009	620	79.94
300,000.01 - 350,000.00	554	179,658,834	11.47	6.751	629	81.28
350,000.01 - 400,000.00	392	146,723,448	9.37	6.700	629	81.20
400,000.01 - 450,000.00	229	96,679,765	6.17	6.487	643	83.44
450,000.01 - 500,000.00	144	69,020,054	4.41	6.422	632	82.04
500,000.01 - 550,000.00	53	27,849,672	1.78	6.416	639	82.51
550,000.01 - 600,000.00	46	26,716,720	1.71	6.460	651	83.42
600,000.01 - 650,000.00	23	14,266,121	0.91	6.259	670	84.14
650,000.01 - 700,000.00	25	16,890,917	1.08	6.513	646	86.22
700,000.01 - 750,000.00	18	13,146,540	0.84	7.131	654	89.59
750,000.01 - 800,000.00	4	3,048,929	0.19	6.277	695	79.59
800,000.01 - 850,000.00	4	3,292,525	0.21	7.005	633	91.13
850,000.01 - 900,000.00	1	855,000	0.05	5.750	754	95.00
900,000.01 - 950,000.00	5	4,626,979	0.30	6.240	660	76.61
950,000.01 - 1,000,000.00	2	1,977,904	0.13	5.495	696	66.92
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,687	47,497,159	3.03	10.589	635	97.95
50,000.01 - 100,000.00	1,535	115,522,602	7.38	8.871	624	88.08
100,000.01 - 150,000.00	1,673	207,095,550	13.22	7.557	614	82.92
150,000.01 - 200,000.00	1,288	224,028,851	14.30	7.256	612	80.77
200,000.01 - 250,000.00	862	193,529,041	12.36	7.071	615	79.92
250,000.01 - 300,000.00	637	174,343,983	11.13	7.009	620	79.98
300,000.01 - 350,000.00	552	179,059,191	11.43	6.750	629	81.25
350,000.01 - 400,000.00	395	147,875,131	9.44	6.695	629	81.27
400,000.01 - 450,000.00	226	95,528,082	6.10	6.492	643	83.36
450,000.01 - 500,000.00	144	69,020,054	4.41	6.422	632	82.04
500,000.01 - 550,000.00	53	27,849,672	1.78	6.416	639	82.51
550,000.01 - 600,000.00	46	26,716,720	1.71	6.460	651	83.42
600,000.01 - 650,000.00	24	14,915,312	0.95	6.294	670	84.18
650,000.01 - 700,000.00	24	16,241,725	1.04	6.492	645	86.27
700,000.01 - 750,000.00	18	13,146,540	0.84	7.131	654	89.59
750,000.01 - 800,000.00	4	3,048,929	0.19	6.277	695	79.59
800,000.01 - 850,000.00	4	3,292,525	0.21	7.005	633	91.13
850,000.01 - 900,000.00	1	855,000	0.05	5.750	754	95.00
900,000.01 - 950,000.00	5	4,626,979	0.30	6.240	660	76.61
950,000.01 - 1,000,000.00	2	1,977,904	0.13	5.495	696	66.92
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	26	236,475	0.02	11.662	624	94.06
61 - 120	250	3,180,438	0.20	11.426	620	95.12
121 - 180	788	40,716,021	2.60	9.889	661	93.45
181 - 240	282	10,644,424	0.68	9.792	622	92.14
241 - 300	3	521,948	0.03	7.390	604	67.55
301 - 360	7,831	1,510,871,645	96.47	7.117	623	82.09
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	1	505,000	0.03	3.000	736	75.49
4.500 - 4.999	35	10,633,835	0.68	4.970	664	78.46
5.000 - 5.499	150	45,981,426	2.94	5.317	667	79.70
5.500 - 5.999	689	194,408,563	12.41	5.806	653	80.03
6.000 - 6.499	901	235,166,581	15.02	6.254	643	80.31
6.500 - 6.999	1,591	369,855,085	23.62	6.754	630	81.38
7.000 - 7.499	925	184,946,002	11.81	7.228	615	83.28
7.500 - 7.999	1,126	211,938,633	13.53	7.720	602	83.61
8.000 - 8.499	582	89,739,109	5.73	8.220	589	83.01
8.500 - 8.999	602	74,203,511	4.74	8.717	587	83.42
9.000 - 9.499	293	28,455,464	1.82	9.247	599	83.51
9.500 - 9.999	468	36,446,561	2.33	9.732	609	87.49
10.000 - 10.499	216	13,292,974	0.85	10.187	608	86.72
10.500 - 10.999	468	25,193,883	1.61	10.745	614	93.23
11.000 - 11.499	490	23,637,352	1.51	11.173	618	94.06
11.500 - 11.999	337	13,627,051	0.87	11.683	609	93.72
12.000 - 12.499	181	4,325,330	0.28	12.195	607	90.36
12.500 - 12.999	109	3,357,989	0.21	12.604	623	96.45
13.000 - 13.499	15	444,050	0.03	13.088	660	96.05
13.500 - 13.999	1	12,549	-	13.500	578	90.00
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	111	19,075,308	1.22	7.095	601	42.48
50.01 - 55.00	64	10,475,991	0.67	7.549	576	52.56
55.01 - 60.00	113	22,017,041	1.41	7.154	583	57.91
60.01 - 65.00	245	54,499,308	3.48	7.753	584	63.46
65.01 - 70.00	288	61,622,811	3.93	7.575	577	68.95
70.01 - 75.00	361	82,573,220	5.27	7.360	589	73.93
75.01 - 80.00	3,065	672,479,651	42.94	6.691	635	79.84
80.01 - 85.00	524	105,548,759	6.74	6.906	614	84.45
85.01 - 90.00	1,624	319,731,680	20.41	7.123	622	89.79
90.01 - 95.00	601	71,810,079	4.59	7.607	637	94.57
95.01 - 100.00	2,184	146,337,101	9.34	9.437	650	99.89
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	5	158,608	0.01	10.390	N/A	91.99
481 499	5	137,972	0.01	10.262	492	100.00
500 - 524	309	62,405,810	3.98	8.565	512	71.04
525 - 549	472	89,295,611	5.70	8.089	537	73.19
550 - 574	858	144,693,033	9.24	7.639	562	80.61
575 - 599	1,493	222,843,517	14.23	7.339	588	83.33
600 - 624	1,701	270,809,295	17.29	7.125	612	83.96
625 - 649	1,605	269,896,861	17.23	7.078	637	84.27
650 - 674	1,224	216,257,011	13.81	6.925	661	83.93
675 - 699	784	150,405,537	9.60	6.794	686	84.30
700 - 724	324	63,811,060	4.07	6.712	711	82.98
725 - 749	228	42,971,471	2.74	6.800	735	83.65
750 - 774	122	22,898,201	1.46	6.788	759	84.23
775 - 799	49	9,545,579	0.61	6.903	786	84.44
800 - 824	1	41,386	-	11.125	803	100.00
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	2,408	569,748,364	36.38	6.864	636	80.79
New York	643	154,595,134	9.87	7.144	629	81.88
Florida	808	102,509,723	6.55	7.620	609	82.97
New Jersey	402	87,214,383	5.57	7.428	610	80.06
Illinois	512	71,608,370	4.57	7.457	622	85.40
Maryland	356	62,419,734	3.99	7.380	611	83.09
Massachusetts	193	43,164,587	2.76	7.105	635	81.78
Virginia	242	40,400,227	2.58	7.399	616	84.08
Georgia	345	39,594,126	2.53	7.517	614	87.44
Arizona	300	36,711,800	2.34	7.424	623	85.60
Washington	255	36,597,078	2.34	7.118	620	83.32
Texas	318	31,489,964	2.01	7.844	612	85.01
Colorado	235	27,641,483	1.76	7.038	631	84.64
Nevada	157	27,243,168	1.74	7.373	618	81.56
Connecticut	154	24,712,475	1.58	7.578	616	84.14
Minnesota	183	24,198,953	1.55	7.211	618	84.90
Michigan	195	20,757,854	1.33	7.830	604	85.47
Hawaii	79	19,507,636	1.25	7.039	642	78.61
North Carolina	166	15,827,017	1.01	7.717	606	86.51
Ohio	173	14,561,496	0.93	7.879	612	86.44
Pennsylvania	110	13,991,306	0.89	7.693	606	83.46
Oregon	123	12,684,368	0.81	7.370	636	84.73
Wisconsin	102	12,492,720	0.80	7.709	612	84.85
Utah	95	8,728,202	0.56	7.191	629	85.88
Missouri	88	8,525,226	0.54	8.072	612	87.17

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Rhode Island	44	7,365,580	0.47	7.659	624	83.04
South Carolina	67	7,051,848	0.45	7.662	615	85.44
Indiana	80	6,913,968	0.44	7.694	608	87.39
Tennessee	70	6,797,847	0.43	7.759	607	86.37
New Hampshire	32	5,495,854	0.35	7.671	594	82.36
Idaho	39	3,769,375	0.24	7.484	613	85.83
Kentucky	37	3,686,795	0.24	7.765	608	87.39
New Mexico	34	3,570,820	0.23	7.740	604	82.13
Delaware	22	3,032,185	0.19	7.819	582	82.94
Oklahoma	19	2,181,215	0.14	7.545	596	82.08
Kansas	18	2,058,415	0.13	7.537	577	84.84
Maine	11	1,138,058	0.07	7.827	608	85.60
West Virginia	10	1,084,187	0.07	8.105	571	87.43
Iowa	15	931,858	0.06	8.293	633	87.73
Vermont	7	846,980	0.05	7.266	590	72.61
Louisiana	7	747,859	0.05	8.769	573	81.70
Montana	4	583,852	0.04	7.941	605	79.68
Arkansas	5	440,669	0.03	7.982	615	85.29
Nebraska	6	436,414	0.03	8.566	576	87.74
Alabama	3	386,290	0.02	8.285	575	74.91
Wyoming	3	299,512	0.02	6.721	592	81.01
Mississippi	3	212,109	0.01	8.228	651	91.00
South Dakota	1	122,500	0.01	6.790	642	84.19
District of Columbia	1	91,367	0.01	7.625	500	53.51
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	8,380	1,444,296,919	92.22	7.185	623	82.55
Investment	724	104,571,186	6.68	7.659	644	81.86
Second Home	76	17,302,845	1.10	7.154	638	79.86
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	6,355	1,007,185,855	64.31	7.065	620	84.36
Stated Documentation	2,675	531,221,101	33.92	7.499	632	78.93
Limited Documentation	107	23,215,665	1.48	7.042	619	81.36
No Documentation	43	4,548,329	0.29	8.619	688	84.37
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	5,646	842,573,123	53.80	7.233	641	84.81
Refinance - Cashout	3,379	702,294,924	44.84	7.185	605	79.73
Refinance - Rate Term	155	21,302,903	1.36	7.584	613	80.37
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	7,269	1,236,180,982	78.93	7.200	620	82.34
2-4 Family	824	174,584,833	11.15	7.193	644	82.49
Condo	596	90,180,326	5.76	7.327	641	82.71
PUD	491	65,224,809	4.16	7.438	631	84.57
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
February 2005	1	355,200	0.03	6.625	613	75.57
May 2005	1	265,000	0.02	6.625	541	68.83
November 2005	1	179,170	0.01	6.125	619	80.00
March 2006	1	107,207	0.01	7.700	536	80.00
June 2006	1	40,200	0.00	8.490	599	95.00
July 2006	5	1,085,111	0.08	6.919	643	82.28
August 2006	21	4,614,633	0.35	6.826	623	81.91
September 2006	87	17,355,675	1.32	7.102	634	83.91
October 2006	400	84,092,892	6.40	7.226	619	82.83
November 2006	2,496	523,797,408	39.86	7.053	618	81.93
December 2006	2,497	562,048,836	42.77	6.926	621	81.40
January 2007	103	21,505,996	1.64	7.013	621	78.15
September 2007	7	1,472,914	0.11	6.940	598	79.34
October 2007	13	2,214,238	0.17	6.653	644	82.45
November 2007	108	23,392,239	1.78	6.704	634	80.46
December 2007	149	36,023,227	2.74	6.542	633	81.29
January 2008	21	4,643,423	0.35	6.625	639	78.60
August 2009	1	261,600	0.02	6.000	696	80.00
September 2009	1	133,600	0.01	6.375	663	80.00
October 2009	13	3,501,371	0.27	6.323	656	76.58
November 2009	49	11,787,157	0.90	6.731	646	82.03
December 2009	69	15,056,447	1.15	6.453	644	79.11
January 2010	1	199,500	0.02	7.375	635	95.00
Total:	**6,046**	**1,314,133,044**	**100.00**	**6.974**	**621**	**81.62**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500 - 1.999	1	125,656	0.01	6.490	702	100.00
3.000 - 3.499	1	200,400	0.02	6.125	652	80.00
3.500 - 3.999	18	3,616,830	0.28	5.499	672	75.88
4.000 - 4.499	53	11,571,479	0.88	5.747	664	80.03
4.500 - 4.999	135	32,645,070	2.48	5.932	647	78.06
5.000 - 5.499	217	47,590,494	3.62	6.235	647	79.00
5.500 - 5.999	262	59,881,566	4.56	6.322	643	79.63
6.000 - 6.499	374	93,986,632	7.15	6.206	653	80.75
6.500 - 6.999	4,734	1,029,708,987	78.36	7.112	616	81.99
7.000 - 7.499	91	15,054,640	1.15	8.038	596	83.61
7.500 - 7.999	84	12,414,683	0.94	8.855	586	86.09
8.000 - 8.499	40	4,069,047	0.31	9.298	574	84.05
8.500 - 8.999	31	2,813,936	0.21	9.846	568	80.62
9.000 - 9.499	5	453,625	0.03	10.228	603	78.91
Total:	**6,046**	**1,314,133,044**	**100.00**	**6.974**	**621**	**81.62**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	2	311,476	0.02	5.318	622	80.00
11.000 - 11.499	43	11,579,907	0.88	5.341	671	78.78
11.500 - 11.999	199	51,232,189	3.90	5.652	666	78.20
12.000 - 12.499	282	74,767,079	5.69	5.837	660	79.78
12.500 - 12.999	749	199,456,806	15.18	6.072	648	80.46
13.000 - 13.499	732	186,746,515	14.21	6.366	636	81.30
13.500 - 13.999	1,210	283,690,716	21.59	6.816	623	82.76
14.000 - 14.499	766	155,237,310	11.81	7.275	612	84.00
14.500 - 14.999	925	175,793,802	13.38	7.744	600	84.05
15.000 - 15.499	454	73,490,666	5.59	8.241	581	82.24
15.500 - 15.999	341	54,320,532	4.13	8.708	569	79.87
16.000 - 16.499	121	16,804,688	1.28	9.256	560	76.58
16.500 - 16.999	121	15,220,465	1.16	9.767	549	73.43
17.000 - 17.499	40	5,431,216	0.41	10.217	556	70.22
17.500 - 17.999	23	3,801,904	0.29	10.711	527	66.68
18.000 - 18.499	20	2,994,052	0.23	11.209	523	63.69
18.500 - 18.999	11	2,243,700	0.17	11.728	529	66.08
19.000 - 19.499	6	805,376	0.06	12.153	526	64.14
19.500 - 19.999	1	204,646	0.02	12.550	540	65.00
Total:	**6,046**	**1,314,133,044**	**100.00**	**6.974**	**621**	**81.62**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	1	199,400	0.02	5.250	684	79.98
4.000 - 4.499	3	536,350	0.04	6.223	671	79.98
4.500 - 4.999	37	10,909,135	0.83	5.001	663	78.49
5.000 - 5.499	152	46,452,666	3.53	5.345	666	79.76
5.500 - 5.999	646	181,525,702	13.81	5.796	652	80.25
6.000 - 6.499	794	204,027,975	15.53	6.264	641	80.98
6.500 - 6.999	1,386	325,327,139	24.76	6.760	628	82.11
7.000 - 7.499	831	169,986,684	12.94	7.225	614	83.61
7.500 - 7.999	988	189,375,936	14.41	7.719	600	83.84
8.000 - 8.499	484	79,642,516	6.06	8.223	583	82.40
8.500 - 8.999	367	57,455,280	4.37	8.700	570	80.53
9.000 - 9.499	130	17,631,111	1.34	9.255	562	77.25
9.500 - 9.999	125	15,357,341	1.17	9.751	550	74.28
10.000 - 10.499	40	5,431,216	0.41	10.217	556	70.22
10.500 - 10.999	24	4,026,820	0.31	10.715	528	65.72
11.000 - 11.499	20	2,994,052	0.23	11.209	523	63.69
11.500 - 11.999	11	2,243,700	0.17	11.728	529	66.08
12.000 - 12.499	6	805,376	0.06	12.153	526	64.14
12.500 - 12.999	1	204,646	0.02	12.550	540	65.00
Total:	**6,046**	**1,314,133,044**	**100.00**	**6.974**	**621**	**81.62**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	3	1,027,200	0.08	6.873	598	74.03
1.500	16	3,166,602	0.24	7.712	610	82.47
2.000	1	179,170	0.01	6.125	619	80.00
3.000	6,026	1,309,760,072	99.67	6.973	621	81.62
Total:	**6,046**	**1,314,133,044**	**100.00**	**6.974**	**621**	**81.62**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,236	241,918,524	18.41	6.794	635	80.76
1.500	4,755	1,061,353,950	80.76	7.002	619	81.84
2.000	55	10,860,570	0.83	8.276	587	78.87
Total:	**6,046**	**1,314,133,044**	**100.00**	**6.974**	**621**	**81.62**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	47	8,375,969	0.64	7.211	630	81.41
6.000 - 6.499	870	191,626,857	14.58	6.601	646	80.48
6.500 - 6.999	1	187,671	0.01	6.675	595	80.00
7.000 - 7.499	5,128	1,113,942,547	84.77	7.037	617	81.81
Total:	**6,046**	**1,314,133,044**	**100.00**	**6.974**	**621**	**81.62**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,909	248,684,923	15.88	7.819	625	84.34
6	26	1,763,060	0.11	10.293	702	93.77
12	985	193,266,883	12.34	7.282	628	82.39
18	1	115,231	0.01	6.375	724	80.00
24	5,300	955,280,907	60.99	7.095	622	82.40
30	1	293,520	0.02	6.650	591	80.00
36	952	166,269,400	10.62	6.906	630	80.06
60	6	497,027	0.03	7.483	679	88.80
Total:	**9,180**	**1,566,170,950**	**100.00**	**7.216**	**624**	**82.47**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	8,056	Index Type:	
Aggregate Principal Balance:	$1,182,926,936	6 Month LIBOR:	83.58%
Conforming Principal Balance Loans:	$1,182,926,936	Fixed Rate:	16.42%
Average Principal Balance:	$146,838	W.A. Initial Periodic Cap:	2.994%
Range:	$4,192 - $507,540	W.A. Subsequent Periodic Cap:	1.412%
W.A. Coupon:	7.340%	W.A. Lifetime Rate Cap:	6.845%
Range:	4.875% - 13.500%	Property Type:	
W.A. Gross Margin:	6.751%	Single Family:	75.89%
Range:	1.940% - 9.260%	PUD:	4.68%
W.A. Remaining Term:	352 months	2-4 Family:	13.10%
Range:	57 months - 360 months	Condo:	6.33%
W.A. Seasoning:	2 months		
Latest Maturity Date:	February 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	91.69%
California:	27.77%	Investment:	7.61%
New York:	9.68%	Second Home:	0.70%
Florida:	7.85%	Documentation Status:	
New Jersey:	5.98%	Full / Alt:	65.72%
Illinois:	5.36%	Stated:	33.00%
W.A. Original Combined LTV:	82.04%	Limited:	1.02%
Range:	12.26% - 100.00%	None:	0.26%
First Liens:	93.28%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	6.72%	Loans with Prepay Penalties:	83.07%
Non-Balloon Loans:	98.02%	Interest Only Loans	20.60%
Non-Zero W.A. FICO Score:	620	Loans with PMI	0.00%

DESCRIPTION OF THE GROUP I COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	6,061	944,292,485	79.83	7.296	617	81.76
OwnIt Mortgage	556	67,785,194	5.73	7.257	648	84.06
Other	1,439	170,849,258	14.44	7.620	621	82.73
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 5 Year	26	236,475	0.02	11.662	624	94.06
Fixed - 10 Year	245	2,944,997	0.25	11.420	620	94.83
Fixed - 15 Year	176	5,877,387	0.50	9.024	627	85.39
Fixed - 20 Year	267	9,276,313	0.78	9.981	618	92.12
Fixed - 25 Year	3	521,948	0.04	7.390	604	67.55
Fixed - 30 Year	1,498	151,689,455	12.82	8.012	635	84.00
Fixed - 30 Year IO	1	228,000	0.02	7.250	542	80.00
Balloon - 15/30	491	23,202,170	1.96	10.242	668	95.49
Balloon - 20/30	5	203,799	0.02	9.768	643	100.00
ARM - 6 Month IO	2	620,200	0.05	6.625	582	72.69
ARM - 1 Year/6 Month	1	179,170	0.02	6.125	619	80.00
ARM - 2 Year/6 Month	3,914	701,894,314	59.34	7.343	607	81.02
ARM - 2 Year/6 Month IO	1,053	213,324,237	18.03	6.525	640	82.51
ARM - 3 Year/6 Month	144	26,106,973	2.21	7.203	605	79.91
ARM - 3 Year/6 Month IO	114	23,481,151	1.99	6.316	655	80.50
ARM - 5 Year/6 Month	82	17,084,292	1.44	6.684	641	80.14
ARM - 5 Year/6 Month IO	34	6,056,057	0.51	6.480	654	78.91
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,631	45,791,026	3.87	10.588	635	98.00
50,000.01 - 100,000.00	1,322	97,987,242	8.28	8.625	619	86.06
100,000.01 - 150,000.00	1,591	197,204,679	16.67	7.438	612	82.09
150,000.01 - 200,000.00	1,272	221,072,781	18.69	7.227	612	80.63
200,000.01 - 250,000.00	859	192,766,481	16.30	7.056	615	79.89
250,000.01 - 300,000.00	633	173,189,813	14.64	7.007	620	79.93
300,000.01 - 350,000.00	554	179,658,834	15.19	6.751	629	81.28
350,000.01 - 400,000.00	135	49,496,316	4.18	6.673	637	82.67
400,000.01 - 450,000.00	42	17,647,594	1.49	6.567	658	84.06
450,000.01 - 500,000.00	15	7,097,932	0.60	6.891	647	84.66
500,000.01 - 550,000.00	2	1,014,240	0.09	6.720	619	85.00
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	1,632	45,840,992	3.88	10.587	635	97.99
50,000.01 - 100,000.00	1,323	98,131,230	8.30	8.623	619	86.08
100,000.01 - 150,000.00	1,591	197,310,610	16.68	7.437	612	82.08
150,000.01 - 200,000.00	1,271	220,972,703	18.68	7.226	612	80.62
200,000.01 - 250,000.00	858	192,566,673	16.28	7.057	615	79.90
250,000.01 - 300,000.00	635	173,789,456	14.69	7.007	620	79.96
300,000.01 - 350,000.00	552	179,059,191	15.14	6.750	629	81.25
350,000.01 - 400,000.00	137	50,295,589	4.25	6.656	637	82.79
400,000.01 - 450,000.00	40	16,848,320	1.42	6.611	659	83.77
450,000.01 - 500,000.00	15	7,097,932	0.60	6.891	647	84.66
500,000.01 - 550,000.00	2	1,014,240	0.09	6.720	619	85.00
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1 - 60	26	236,475	0.02	11.662	624	94.06
61 - 120	245	2,944,997	0.25	11.420	620	94.83
121 - 180	667	29,079,557	2.46	9.996	660	93.45
181 - 240	272	9,480,112	0.80	9.977	618	92.29
241 - 300	3	521,948	0.04	7.390	604	67.55
301 - 360	6,843	1,140,663,849	96.43	7.239	619	81.63
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	23	5,165,265	0.44	4.983	666	77.10
5.000 - 5.499	106	24,840,658	2.10	5.293	667	79.41
5.500 - 5.999	529	118,472,894	10.02	5.814	651	79.72
6.000 - 6.499	754	163,845,274	13.85	6.255	642	79.77
6.500 - 6.999	1,378	276,133,746	23.34	6.763	630	80.85
7.000 - 7.499	854	151,722,778	12.83	7.233	613	82.90
7.500 - 7.999	1,051	177,461,113	15.00	7.730	601	83.08
8.000 - 8.499	551	80,811,632	6.83	8.221	586	82.45
8.500 - 8.999	537	63,715,003	5.39	8.717	578	82.02
9.000 - 9.499	265	25,198,725	2.13	9.239	591	82.35
9.500 - 9.999	382	26,641,939	2.25	9.729	597	85.07
10.000 - 10.499	203	12,242,371	1.03	10.189	605	85.86
10.500 - 10.999	391	18,672,938	1.58	10.746	605	91.11
11.000 - 11.499	445	19,840,725	1.68	11.176	616	93.07
11.500 - 11.999	311	11,699,157	0.99	11.681	605	92.76
12.000 - 12.499	166	3,794,721	0.32	12.189	606	89.42
12.500 - 12.999	95	2,236,356	0.19	12.583	614	95.80
13.000 - 13.499	14	419,094	0.04	13.079	660	96.13
13.500 - 13.999	1	12,549	-	13.500	578	90.00
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	107	17,496,982	1.48	7.138	604	42.68
50.01 - 55.00	63	10,277,861	0.87	7.518	575	52.56
55.01 - 60.00	106	19,140,829	1.62	7.176	588	57.96
60.01 - 65.00	226	45,344,581	3.83	7.986	577	63.60
65.01 - 70.00	260	49,110,082	4.15	7.765	574	68.90
70.01 - 75.00	319	62,285,837	5.27	7.586	579	73.97
75.01 - 80.00	2,695	504,634,626	42.66	6.831	631	79.83
80.01 - 85.00	465	78,739,681	6.66	7.067	609	84.53
85.01 - 90.00	1,451	246,389,987	20.83	7.229	618	89.84
90.01 - 95.00	515	46,090,906	3.90	7.754	636	94.67
95.01 - 100.00	1,849	103,415,564	8.74	9.531	647	99.92
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
N/A	5	158,608	0.01	10.390	N/A	91.99
481 - 499	5	137,972	0.01	10.262	492	100.00
500 - 524	291	54,768,753	4.63	8.656	512	71.35
525 - 549	444	77,738,939	6.57	8.214	537	73.18
550 - 574	811	126,438,454	10.69	7.725	562	80.72
575 - 599	1,382	182,477,457	15.43	7.425	588	83.25
600 - 624	1,495	200,539,607	16.95	7.195	612	83.38
625 - 649	1,361	192,432,965	16.27	7.173	637	83.90
650 - 674	1,026	151,181,027	12.78	7.004	661	83.59
675 - 699	641	103,383,652	8.74	6.878	686	84.00
700 - 724	269	43,276,353	3.66	6.803	711	83.45
725 - 749	183	28,742,007	2.43	6.924	736	83.61
750 - 774	101	15,327,548	1.30	6.892	760	83.36
775 - 799	41	6,282,209	0.53	6.873	785	85.43
800 - 824	1	41,386	0.00	11.125	803	100.00
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	1,694	328,475,257	27.77	6.982	629	78.81
New York	524	114,522,202	9.68	7.139	625	80.38
Florida	781	92,875,002	7.85	7.673	610	83.19
New Jersey	362	70,792,385	5.98	7.492	609	79.95
Illinois	489	63,360,236	5.36	7.538	621	85.03
Maryland	324	52,225,687	4.41	7.446	608	82.55
Georgia	335	36,704,053	3.10	7.522	612	87.35
Massachusetts	165	33,969,074	2.87	7.151	637	81.01
Arizona	287	32,660,401	2.76	7.454	620	85.43
Washington	241	31,495,733	2.66	7.172	621	83.55
Virginia	213	30,539,768	2.58	7.496	611	84.17
Texas	314	30,238,141	2.56	7.843	612	85.06
Colorado	228	25,483,209	2.15	7.115	631	84.90
Nevada	148	23,038,129	1.95	7.456	615	80.47
Connecticut	148	22,904,916	1.94	7.563	613	83.88
Minnesota	176	22,322,884	1.89	7.231	619	85.24
Michigan	193	20,638,140	1.74	7.812	604	85.39
Hawaii	72	15,156,909	1.28	7.308	633	78.62
North Carolina	163	15,073,624	1.27	7.744	603	86.62
Ohio	168	13,964,052	1.18	7.891	611	86.46
Oregon	121	11,914,516	1.01	7.451	636	84.62
Pennsylvania	103	11,737,482	0.99	7.778	615	84.47
Wisconsin	99	11,637,747	0.98	7.714	611	84.35
Missouri	87	7,925,571	0.67	8.021	604	86.41
Utah	93	7,764,302	0.66	7.395	625	85.36

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Rhode Island	44	7,365,580	0.62	7.659	624	83.04
Tennessee	69	6,747,624	0.57	7.750	607	86.27
Indiana	79	6,435,077	0.54	7.712	611	87.20
South Carolina	65	5,743,778	0.49	7.869	608	88.27
New Hampshire	28	4,438,444	0.38	7.777	585	82.23
Idaho	39	3,769,375	0.32	7.484	613	85.83
Kentucky	37	3,686,795	0.31	7.765	608	87.39
New Mexico	34	3,570,820	0.30	7.740	604	82.13
Delaware	20	2,188,740	0.19	8.035	569	82.10
Oklahoma	19	2,181,215	0.18	7.545	596	82.08
Kansas	18	2,058,415	0.17	7.537	577	84.84
Maine	11	1,138,058	0.10	7.827	608	85.60
West Virginia	10	1,084,187	0.09	8.105	571	87.43
Iowa	15	931,858	0.08	8.293	633	87.73
Vermont	7	846,980	0.07	7.266	590	72.61
Louisiana	7	747,859	0.06	8.769	573	81.70
Montana	4	583,852	0.05	7.941	605	79.68
Arkansas	5	440,669	0.04	7.982	615	85.29
Nebraska	6	436,414	0.04	8.566	576	87.74
Alabama	3	386,290	0.03	8.285	575	74.91
Wyoming	3	299,512	0.03	6.721	592	81.01
Mississippi	3	212,109	0.02	8.228	651	91.00
South Dakota	1	122,500	0.01	6.790	642	84.19
District of Columbia	1	91,367	0.01	7.625	500	53.51
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	7,318	1,084,639,398	91.69	7.305	618	82.05
Investment	681	89,987,061	7.61	7.761	643	81.85
Second Home	57	8,300,478	0.70	7.445	629	81.87
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	5,694	777,389,712	65.72	7.201	616	84.24
Stated Documentation	2,246	390,352,405	33.00	7.608	626	77.69
Limited Documentation	78	12,082,050	1.02	7.223	613	79.45
No Documentation	38	3,102,770	0.26	9.014	686	84.75
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	4,978	645,358,212	54.56	7.325	636	84.81
Refinance - Cashout	2,938	521,588,535	44.09	7.346	599	78.64
Refinance - Rate Term	140	15,980,190	1.35	7.792	605	80.96
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	6,300	897,676,673	75.89	7.356	614	81.94
2-4 Family	762	154,973,584	13.10	7.188	640	81.72
Condo	543	74,928,067	6.33	7.380	640	82.31
PUD	451	55,348,613	4.68	7.457	625	84.07
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
February 2005	1	355,200	0.04	6.625	613	75.57
May 2005	1	265,000	0.03	6.625	541	68.83
November 2005	1	179,170	0.02	6.125	619	80.00
March 2006	1	107,207	0.01	7.700	536	80.00
June 2006	1	40,200	-	8.490	599	95.00
July 2006	5	1,085,111	0.11	6.919	643	82.28
August 2006	18	3,293,570	0.33	6.950	619	82.17
September 2006	78	13,325,235	1.35	7.295	631	83.90
October 2006	360	65,412,100	6.62	7.299	614	81.84
November 2006	2,258	414,284,823	41.90	7.190	615	81.45
December 2006	2,155	401,300,961	40.59	7.086	614	81.24
January 2007	91	16,369,344	1.66	7.138	616	78.12
September 2007	6	1,031,933	0.10	7.022	592	76.30
October 2007	13	2,214,238	0.22	6.653	644	82.45
November 2007	96	17,884,891	1.81	6.944	625	79.58
December 2007	126	25,370,440	2.57	6.694	630	81.03
January 2008	17	3,086,623	0.31	6.595	643	76.49
August 2009	1	261,600	0.03	6.000	696	80.00
September 2009	1	133,600	0.01	6.375	663	80.00
October 2009	12	3,101,757	0.31	6.381	658	76.14
November 2009	41	7,871,059	0.80	6.885	630	82.32
December 2009	60	11,572,833	1.17	6.529	649	78.83
January 2010	1	199,500	0.02	7.375	635	95.00
Total:	**5,344**	**988,746,394**	**100.00**	**7.121**	**616**	**81.27**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.500 - 1.999	1	125,656	0.01	6.490	702	100.00
3.000 - 3.499	1	200,400	0.02	6.125	652	80.00
3.500 - 3.999	16	2,688,983	0.27	5.595	667	73.74
4.000 - 4.499	43	7,505,769	0.76	5.798	666	80.68
4.500 - 4.999	111	21,863,064	2.21	5.962	638	76.94
5.000 - 5.499	189	34,959,474	3.54	6.269	641	79.35
5.500 - 5.999	219	41,506,248	4.20	6.425	638	79.29
6.000 - 6.499	296	57,627,433	5.83	6.384	643	80.96
6.500 - 6.999	4,221	788,935,625	79.79	7.234	612	81.50
7.000 - 7.499	90	14,694,640	1.49	8.052	594	83.70
7.500 - 7.999	81	11,302,496	1.14	8.875	583	86.03
8.000 - 8.499	40	4,069,047	0.41	9.298	574	84.05
8.500 - 8.999	31	2,813,936	0.28	9.846	568	80.62
9.000 - 9.499	5	453,625	0.05	10.228	603	78.91
Total:	**5,344**	**988,746,394**	**100.00**	**7.121**	**616**	**81.27**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
10.500 - 10.999	2	311,476	0.03	5.318	622	80.00
11.000 - 11.499	32	6,569,178	0.66	5.387	667	77.86
11.500 - 11.999	158	32,355,477	3.27	5.704	661	78.48
12.000 - 12.499	223	47,565,122	4.81	5.884	656	79.40
12.500 - 12.999	590	126,058,139	12.75	6.121	645	80.04
13.000 - 13.499	613	129,449,437	13.09	6.381	634	80.85
13.500 - 13.999	1,043	209,480,592	21.19	6.837	624	82.35
14.000 - 14.499	710	128,222,358	12.97	7.284	610	83.58
14.500 - 14.999	866	147,464,869	14.91	7.759	599	83.62
15.000 - 15.499	439	66,814,731	6.76	8.244	579	81.91
15.500 - 15.999	330	48,823,558	4.94	8.717	564	79.27
16.000 - 16.499	119	16,076,424	1.63	9.250	557	76.19
16.500 - 16.999	118	14,074,139	1.42	9.776	551	73.84
17.000 - 17.499	40	5,431,216	0.55	10.217	556	70.22
17.500 - 17.999	23	3,801,904	0.38	10.711	527	66.68
18.000 - 18.499	20	2,994,052	0.30	11.209	523	63.69
18.500 - 18.999	11	2,243,700	0.23	11.728	529	66.08
19.000 - 19.499	6	805,376	0.08	12.153	526	64.14
19.500 - 19.999	1	204,646	0.02	12.550	540	65.00
Total:	**5,344**	**988,746,394**	**100.00**	**7.121**	**616**	**81.27**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	1	199,400	0.02	5.250	684	79.98
4.000 - 4.499	3	536,350	0.05	6.223	671	79.98
4.500 - 4.999	25	5,440,565	0.55	5.044	664	77.23
5.000 - 5.499	107	24,975,703	2.53	5.306	667	79.52
5.500 - 5.999	496	110,740,823	11.20	5.805	650	80.10
6.000 - 6.499	663	141,276,060	14.29	6.270	639	80.45
6.500 - 6.999	1,189	238,200,337	24.09	6.772	628	81.71
7.000 - 7.499	762	137,654,725	13.92	7.230	612	83.27
7.500 - 7.999	922	158,367,002	16.02	7.729	599	83.34
8.000 - 8.499	468	72,577,452	7.34	8.223	581	82.08
8.500 - 8.999	356	51,958,307	5.25	8.709	566	80.04
9.000 - 9.499	128	16,902,847	1.71	9.249	560	76.91
9.500 - 9.999	122	14,211,015	1.44	9.758	553	74.75
10.000 - 10.499	40	5,431,216	0.55	10.217	556	70.22
10.500 - 10.999	24	4,026,820	0.41	10.715	528	65.72
11.000 - 11.499	20	2,994,052	0.30	11.209	523	63.69
11.500 - 11.999	11	2,243,700	0.23	11.728	529	66.08
12.000 - 12.499	6	805,376	0.08	12.153	526	64.14
12.500 - 12.999	1	204,646	0.02	12.550	540	65.00
Total:	**5,344**	**988,746,394**	**100.00**	**7.121**	**616**	**81.27**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	2	620,200	0.06	6.625	582	72.69
1.500	16	3,166,602	0.32	7.712	610	82.47
2.000	1	179,170	0.02	6.125	619	80.00
3.000	5,325	984,780,423	99.60	7.119	616	81.27
Total:	**5,344**	**988,746,394**	**100.00**	**7.121**	**616**	**81.27**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1,101	183,781,626	18.59	6.924	627	80.89
1.500	4,191	795,213,921	80.43	7.152	614	81.40
2.000	52	9,750,847	0.99	8.276	582	77.61
Total:	**5,344**	**988,746,394**	**100.00**	**7.121**	**616**	**81.27**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	43	6,810,466	0.69	7.243	621	81.40
6.000 - 6.499	749	139,154,786	14.07	6.688	639	80.49
6.500 - 6.999	1	187,671	0.02	6.675	595	80.00
7.000 - 7.499	4,551	842,593,471	85.22	7.191	612	81.39
Total:	**5,344**	**988,746,394**	**100.00**	**7.121**	**616**	**81.27**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	1,747	200,241,441	16.93	7.880	620	84.17
6	26	1,763,060	0.15	10.293	702	93.77
12	848	143,052,106	12.09	7.399	624	81.40
18	1	115,231	0.01	6.375	724	80.00
24	4,573	706,038,213	59.69	7.226	617	81.97
30	1	293,520	0.02	6.650	591	80.00
36	860	131,423,367	11.11	7.030	628	79.69
Total:	**8,056**	**1,182,926,936**	**100.00**	**7.340**	**620**	**82.04**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY – GROUP II POOL

Number of Mortgage Loans:	1,124	Index Type:	
Aggregate Principal Balance:	$383,244,013	6 Month LIBOR:	84.90%
Conforming Principal Balance Loans:	$0	Fixed Rate:	15.10%
Average Principal Balance:	$340,964	W.A. Initial Periodic Cap:	2.997%
Range:	$17,765 - $997,904	W.A. Subsequent Periodic Cap:	1.412%
W.A. Coupon:	6.834%	W.A. Lifetime Rate Cap:	6.829%
Range:	3.000% - 13.250%	Property Type:	
W.A. Gross Margin:	6.629%	Single Family:	88.33%
Range:	3.610% - 7.990%	PUD:	2.58%
W.A. Remaining Term:	352 months	2-4 Family:	5.12%
Range:	118 months - 360 months	Condo:	3.98%
W.A. Seasoning:	2 months		
Latest Maturity Date:	January 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	93.85%
California:	62.96%	Investment:	3.81%
New York:	10.46%	Second Home:	2.35%
New Jersey:	4.28%	Documentation Status:	
Maryland	2.66%	Full / Alt:	59.96%
Virginia	2.57%	Stated:	36.76%
W.A. Original Combined LTV:	83.83%	Limited:	2.91%
Range:	34.78% - 100.00%	None:	0.38%
First Liens:	91.35%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	8.65%	Loans with Prepay Penalties:	87.36%
Non-Balloon Loans:	97.37%	Interest Only Loans	40.96%
Non-Zero W.A. FICO Score:	639	Loans with PMI	0.00%

DESCRIPTION OF THE GROUP II COLLATERAL

Originator

Originator	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fremont	866	310,388,541	80.99	6.801	634	84.01
OwnIt Mortgage	92	29,608,937	7.73	6.686	679	81.18
Other	166	43,246,535	11.28	7.174	649	84.35
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

Product Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Fixed - 10 Year	5	235,441	0.06	11.502	626	98.70
Fixed - 15 Year	29	1,944,031	0.51	8.612	657	81.59
Fixed - 20 Year	6	777,270	0.20	8.113	641	86.53
Fixed - 30 Year	286	44,821,146	11.70	8.258	650	89.41
Balloon - 15/30	92	9,692,434	2.53	9.825	667	95.85
Balloon - 20/30	4	387,042	0.10	8.642	688	99.71
ARM - 2 Year/6 Month	343	158,273,992	41.30	6.838	623	82.84
ARM - 2 Year/6 Month IO	301	141,155,415	36.83	6.244	651	82.63
ARM - 3 Year/6 Month	12	5,382,320	1.40	6.617	616	85.15
ARM - 3 Year/6 Month IO	28	12,775,596	3.33	5.967	660	81.41
ARM - 5 Year/6 Month	11	4,746,963	1.24	6.501	637	80.64
ARM - 5 Year/6 Month IO	7	3,052,364	0.80	5.971	681	80.95
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	54	1,617,985	0.42	10.710	640	96.92
50,000.01 - 100,000.00	213	17,429,553	4.55	10.264	654	99.40
100,000.01 - 150,000.00	82	9,784,940	2.55	9.969	651	99.94
150,000.01 - 200,000.00	17	3,056,148	0.80	9.460	674	91.61
200,000.01 - 250,000.00	4	962,368	0.25	9.693	665	83.77
250,000.01 - 300,000.00	2	554,527	0.14	7.554	706	85.11
350,000.01 - 400,000.00	257	97,227,132	25.37	6.714	624	80.45
400,000.01 - 450,000.00	187	79,032,171	20.62	6.469	639	83.30
450,000.01 - 500,000.00	129	61,922,123	16.16	6.368	630	81.74
500,000.01 - 550,000.00	51	26,835,432	7.00	6.405	640	82.42
550,000.01 - 600,000.00	46	26,716,720	6.97	6.460	651	83.42
600,000.01 - 650,000.00	23	14,266,121	3.72	6.259	670	84.14
650,000.01 - 700,000.00	25	16,890,917	4.41	6.513	646	86.22
700,000.01 - 750,000.00	18	13,146,540	3.43	7.131	654	89.59
750,000.01 - 800,000.00	4	3,048,929	0.80	6.277	695	79.59
800,000.01 - 850,000.00	4	3,292,525	0.86	7.005	633	91.13
850,000.01 - 900,000.00	1	855,000	0.22	5.750	754	95.00
900,000.01 - 950,000.00	5	4,626,979	1.21	6.240	660	76.61
950,000.01 - 1,000,000.00	2	1,977,904	0.52	5.495	696	66.92
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0.01 - 50,000.00	55	1,656,167	0.43	10.664	642	96.99
50,000.01 - 100,000.00	212	17,391,371	4.54	10.268	654	99.40
100,000.01 - 150,000.00	82	9,784,940	2.55	9.969	651	99.94
150,000.01 - 200,000.00	17	3,056,148	0.80	9.460	674	91.61
200,000.01 - 250,000.00	4	962,368	0.25	9.693	665	83.77
250,000.01 - 300,000.00	2	554,527	0.14	7.554	706	85.11
350,000.01 - 400,000.00	258	97,579,541	25.46	6.715	625	80.49
400,000.01 - 450,000.00	186	78,679,761	20.53	6.467	639	83.27
450,000.01 - 500,000.00	129	61,922,123	16.16	6.368	630	81.74
500,000.01 - 550,000.00	51	26,835,432	7.00	6.405	640	82.42
550,000.01 - 600,000.00	46	26,716,720	6.97	6.460	651	83.42
600,000.01 - 650,000.00	24	14,915,312	3.89	6.294	670	84.18
650,000.01 - 700,000.00	24	16,241,725	4.24	6.492	645	86.27
700,000.01 - 750,000.00	18	13,146,540	3.43	7.131	654	89.59
750,000.01 - 800,000.00	4	3,048,929	0.80	6.277	695	79.59
800,000.01 - 850,000.00	4	3,292,525	0.86	7.005	633	91.13
850,000.01 - 900,000.00	1	855,000	0.22	5.750	754	95.00
900,000.01 - 950,000.00	5	4,626,979	1.21	6.240	660	76.61
950,000.01 - 1,000,000.00	2	1,977,904	0.52	5.495	696	66.92
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
61 - 120	5	235,441	0.06	11.502	626	98.70
121 - 180	121	11,636,465	3.04	9.623	666	93.47
181 - 240	10	1,164,312	0.30	8.289	657	90.91
301 - 360	988	370,207,796	96.60	6.739	639	83.50
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.000 - 3.499	1	505,000	0.13	3.000	736	75.49
4.500 - 4.999	12	5,468,570	1.43	4.957	663	79.75
5.000 - 5.499	44	21,140,769	5.52	5.345	668	80.03
5.500 - 5.999	160	75,935,669	19.81	5.794	656	80.52
6.000 - 6.499	147	71,321,307	18.61	6.250	647	81.55
6.500 - 6.999	213	93,721,339	24.45	6.728	629	82.95
7.000 - 7.499	71	33,223,224	8.67	7.205	625	85.04
7.500 - 7.999	75	34,477,520	9.00	7.670	608	86.32
8.000 - 8.499	31	8,927,476	2.33	8.213	623	88.10
8.500 - 8.999	65	10,488,509	2.74	8.720	645	91.93
9.000 - 9.499	28	3,256,740	0.85	9.311	660	92.45
9.500 - 9.999	86	9,804,622	2.56	9.741	644	94.08
10.000 - 10.499	13	1,050,603	0.27	10.172	651	96.80
10.500 - 10.999	77	6,520,945	1.70	10.740	640	99.31
11.000 - 11.499	45	3,796,627	0.99	11.158	627	99.24
11.500 - 11.999	26	1,927,894	0.50	11.689	632	99.52
12.000 - 12.499	15	530,609	0.14	12.240	615	97.06
12.500 - 12.999	14	1,121,634	0.29	12.645	642	97.74
13.000 - 13.499	1	24,956	0.01	13.250	659	94.67
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Less than or equal to 50.00	4	1,578,326	0.41	6.625	577	40.37
50.01 - 55.00	1	198,130	0.05	9.125	628	52.72
55.01 - 60.00	7	2,876,213	0.75	7.009	549	57.56
60.01 - 65.00	19	9,154,727	2.39	6.600	615	62.74
65.01 - 70.00	28	12,512,729	3.26	6.829	590	69.14
70.01 - 75.00	42	20,287,383	5.29	6.668	618	73.80
75.01 - 80.00	370	167,845,025	43.80	6.270	649	79.87
80.01 - 85.00	59	26,809,078	7.00	6.435	631	84.21
85.01 - 90.00	173	73,341,693	19.14	6.767	632	89.66
90.01 - 95.00	86	25,719,174	6.71	7.344	640	94.40
95.01 - 100.00	335	42,921,537	11.20	9.211	657	99.81
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score At Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
500 - 524	18	7,637,057	1.99	7.914	510	68.87
525 - 549	28	11,556,672	3.02	7.250	537	73.24
550 - 574	47	18,254,579	4.76	7.043	563	79.86
575 - 599	111	40,366,060	10.53	6.953	588	83.69
600 - 624	206	70,269,688	18.34	6.923	612	85.61
625 - 649	244	77,463,896	20.21	6.842	637	85.18
650 - 674	198	65,075,984	16.98	6.741	661	84.72
675 - 699	143	47,021,885	12.27	6.609	684	84.98
700 - 724	55	20,534,706	5.36	6.520	711	81.99
725 - 749	45	14,229,465	3.71	6.551	734	83.74
750 - 774	21	7,570,653	1.98	6.576	757	86.00
775 - 799	8	3,263,370	0.85	6.961	787	82.54
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
California	714	241,273,107	62.96	6.702	645	83.49
New York	119	40,072,933	10.46	7.159	641	86.15
New Jersey	40	16,421,998	4.28	7.152	611	80.52
Maryland	32	10,194,047	2.66	7.044	629	85.85
Virginia	29	9,860,459	2.57	7.099	631	83.80
Florida	27	9,634,721	2.51	7.105	608	80.80
Massachusetts	28	9,195,513	2.40	6.933	625	84.62
Illinois	23	8,248,135	2.15	6.841	632	88.26
Washington	14	5,101,345	1.33	6.786	614	81.88
Hawaii	7	4,350,727	1.14	6.104	671	78.57
Nevada	9	4,205,039	1.10	6.916	637	87.53
Arizona	13	4,051,400	1.06	7.181	641	87.00
Georgia	10	2,890,073	0.75	7.449	639	88.64
Pennsylvania	7	2,253,824	0.59	7.247	561	78.23
Colorado	7	2,158,274	0.56	6.124	626	81.67
Minnesota	7	1,876,069	0.49	6.968	600	80.93
Connecticut	6	1,807,559	0.47	7.762	666	87.43
South Carolina	2	1,308,070	0.34	6.755	648	73.05
Texas	4	1,251,823	0.33	7.873	610	83.67
New Hampshire	4	1,057,410	0.28	7.228	632	82.89
Utah	2	963,900	0.25	5.545	663	90.00
Wisconsin	3	854,973	0.22	7.651	624	91.55
Delaware	2	843,445	0.22	7.257	614	85.12
Oregon	2	769,852	0.20	6.112	638	86.49
North Carolina	3	753,393	0.20	7.190	659	84.36
Missouri	1	599,655	0.16	8.750	717	97.24
Ohio	5	597,444	0.16	7.613	637	86.08
Indiana	1	478,891	0.12	7.450	576	90.00
Michigan	2	119,714	0.03	10.966	656	100.00
Tennessee	1	50,222	0.01	8.990	631	100.00
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Primary	1,062	359,657,522	93.85	6.825	639	84.05
Investment	43	14,584,125	3.81	7.026	654	81.97
Second Home	19	9,002,367	2.35	6.886	647	78.01
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Full Documentation	661	229,796,144	59.96	6.606	635	84.76
Stated Documentation	429	140,868,696	36.76	7.195	648	82.35
Limited Documentation	29	11,133,615	2.91	6.847	625	83.43
No Documentation	5	1,445,559	0.38	7.770	694	83.55
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Purchase	668	197,214,912	51.46	6.932	655	84.83
Refinance - Cashout	441	180,706,389	47.15	6.723	622	82.89
Refinance - Rate Term	15	5,322,713	1.39	6.959	639	78.61
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
Single Family Residence	969	338,504,309	88.33	6.786	636	83.41
2-4 Family	62	19,611,249	5.12	7.236	677	88.61
Condo	53	15,252,259	3.98	7.065	644	84.66
PUD	40	9,876,196	2.58	7.330	664	87.36
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

Rate Adjustment*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
August 2006	3	1,321,063	0.41	6.515	633	81.25
September 2006	9	4,030,441	1.24	6.465	642	83.91
October 2006	40	18,680,791	5.74	6.971	637	86.30
November 2006	238	109,512,585	33.66	6.533	629	83.71
December 2006	342	160,747,875	49.40	6.527	640	81.79
January 2007	12	5,136,652	1.58	6.613	637	78.23
September 2007	1	440,981	0.14	6.750	614	86.47
November 2007	12	5,507,349	1.69	5.924	664	83.32
December 2007	23	10,652,787	3.27	6.180	642	81.90
January 2008	4	1,556,800	0.48	6.686	632	82.77
October 2009	1	399,614	0.12	5.875	640	80.00
November 2009	8	3,916,098	1.20	6.421	679	81.46
December 2009	9	3,483,615	1.07	6.199	628	80.05
Total:	**702**	**325,386,650**	**100.00**	**6.529**	**637**	**82.68**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
3.500 - 3.999	2	927,847	0.29	5.223	686	82.07
4.000 - 4.499	10	4,065,711	1.25	5.653	659	78.84
4.500 - 4.999	24	10,782,006	3.31	5.873	664	80.34
5.000 - 5.499	28	12,631,020	3.88	6.140	665	78.03
5.500 - 5.999	43	18,375,318	5.65	6.091	653	80.40
6.000 - 6.499	78	36,359,198	11.17	5.923	669	80.41
6.500 - 6.999	513	240,773,362	74.00	6.713	628	83.60
7.000 - 7.499	1	360,000	0.11	7.500	667	80.00
7.500 - 7.999	3	1,112,188	0.34	8.650	625	86.75
Total:	**702**	**325,386,650**	**100.00**	**6.529**	**637**	**82.68**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate *

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
11.000 - 11.499	11	5,010,729	1.54	5.282	677	79.98
11.500 - 11.999	41	18,876,712	5.80	5.561	674	77.73
12.000 - 12.499	59	27,201,957	8.36	5.756	667	80.43
12.500 - 12.999	159	73,398,667	22.56	5.987	653	81.18
13.000 - 13.499	119	57,297,078	17.61	6.333	641	82.30
13.500 - 13.999	167	74,210,124	22.81	6.758	620	83.91
14.000 - 14.499	56	27,014,952	8.30	7.230	623	85.99
14.500 - 14.999	59	28,328,932	8.71	7.667	604	86.29
15.000 - 15.499	15	6,675,935	2.05	8.215	599	85.53
15.500 - 15.999	11	5,496,973	1.69	8.622	614	85.12
16.000 - 16.499	2	728,264	0.22	9.396	617	85.06
16.500 - 16.999	3	1,146,326	0.35	9.664	518	68.45
Total:	**702**	**325,386,650**	**100.00**	**6.529**	**637**	**82.68**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
4.500 - 4.999	12	5,468,570	1.68	4.957	663	79.75
5.000 - 5.499	45	21,476,962	6.60	5.392	666	80.04
5.500 - 5.999	150	70,784,879	21.75	5.780	656	80.49
6.000 - 6.499	131	62,751,915	19.29	6.252	646	82.18
6.500 - 6.999	197	87,126,802	26.78	6.727	628	83.20
7.000 - 7.499	69	32,331,959	9.94	7.201	625	85.07
7.500 - 7.999	66	31,008,934	9.53	7.670	606	86.44
8.000 - 8.499	16	7,065,064	2.17	8.217	606	85.77
8.500 - 8.999	11	5,496,973	1.69	8.622	614	85.12
9.000 - 9.499	2	728,264	0.22	9.396	617	85.06
9.500 - 9.999	3	1,146,326	0.35	9.664	518	68.45
Total:	**702**	**325,386,650**	**100.00**	**6.529**	**637**	**82.68**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	1	407,000	0.13	7.250	623	76.07
3.000	701	324,979,650	99.87	6.528	637	82.69
Total:	**702**	**325,386,650**	**100.00**	**6.529**	**637**	**82.68**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
1.000	135	58,136,898	17.87	6.382	661	80.35
1.500	564	266,140,029	81.79	6.554	632	83.16
2.000	3	1,109,723	0.34	8.276	633	90.00
Total:	**702**	**325,386,650**	**100.00**	**6.529**	**637**	**82.68**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
5.000 - 5.499	4	1,565,503	0.48	7.068	671	81.45
6.000 - 6.499	121	52,472,071	16.13	6.369	665	80.45
7.000 - 7.499	577	271,349,076	83.39	6.557	631	83.12
Total:	**702**	**325,386,650**	**100.00**	**6.529**	**637**	**82.68**

*ARM Loans Only

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero FICO	W.A. Original CLTV (%)
0	162	48,443,482	12.64	7.567	642	85.05
12	137	50,214,776	13.10	6.947	641	85.18
24	727	249,242,694	65.03	6.723	638	83.65
36	92	34,846,033	9.09	6.437	640	81.45
60	6	497,027	0.13	7.483	679	88.80
Total:	**1,124**	**383,244,013**	**100.00**	**6.834**	**639**	**83.83**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
ABS Banking	
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
ABS Structuring	
Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250
ABS Collateral	
Steve Lumer	212-250-0115
Andrew McDermott	212-250-3978